

November 16, 2012

<u>Via E-mail</u>
Mr. Edwin D. Johnson
Senior Vice President and Chief Financial Officer
Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland, VE 05701

> **Re: Casella Waste Systems, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 2, 2012**
> **File No. 333-184735**

Dear Mr. Johnson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. Please include the guarantees on the prospectus cover page as they constitute a separate security, the offering of which is covered by the registration statement. Please refer to Item 501(b)(2) of Regulation S-K. In addition, please disclose that the guarantees are subject to customary release provisions. Please address this comment elsewhere in the filing where you describe the terms of the guarantees.

<u>Special Note About Forward-Looking Statements, page 3</u>

2. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protection it provides does not apply to statements made in connection with the offer.

Summary of the New Notes, page 8

3. Under a separate heading, briefly discuss the material terms of the guarantees.

Description of The Exchange Offer, page 26

Expiration Date; Extensions; Amendment; Termination, page 28

4. We note your disclosure in the third paragraph. Please revise your disclosure to clarify that your obligation to extend the offer period following notice of the material change, so that at least five business days remain in the offer, encompasses also a waiver of a material condition.

5. Refer to the first full paragraph on page 29 relating to failure to exercise your rights to waive an offer condition. Note than when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to the shareholders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Undertakings

6. Please include the undertakings set forth in Item 512(a)(6) of Regulation S-K.

Signatures

7. Please have your controller or principal accounting officer sign the registration statement in that capacity. Refer to Instruction 1 to Signatures on Form S-4.

Exhibits

8. Please file or incorporate by reference the articles of incorporation and bylaws of each subsidiary guarantor as number (3) exhibits. Refer to Item 601(b)(3) of Regulation S-K.

Exhibit 5.1 Opinion of Wilmer Cutler Pickering Hale & Dorr LLP

9. We note that counsel's opinion is limited to the laws of the State of New York, the Delaware General Corporation Laws and the federal laws of the United States of America, and that many of the co-registrant guarantors are organized in other states.   Please note that it is our view that counsel must consider the laws of the jurisdictions under which the registrants, including guarantors, are organized in order to provide the binding obligation opinion, since

this opinion necessarily encompasses the opinion that the registrants are validly existing, have the power to create their obligations and have taken the required steps to authorize entering into the obligation. With respect to state law matters outside of counsel's area of expertise, please have counsel either assume such matters or state that counsel is relying on local opinion of counsel, and in either case simultaneously file all local counsel opinions as exhibits to the registration statement. Please refer to Section II.B.1.e of Legal Staff Bulletin No.19 (CF) dated October 14, 2011.

10. Please have counsel explain to us why it is unable to render an opinion with respect to the matters raised in the third full paragraph on the second page of the opinion. As applicable, please ensure that counsel discusses the relevant sections of the documents subject to the noted qualifications, and not merely the possibility that the documents may contain such provisions. Please also note that, generally, limitations beyond the scope of those listed in the preceding paragraph would be objectionable. We may have further comments following the review of your response.

11. We note that the opinion is subject to a number of items listed at the end of the fourth paragraph on page 2, including that the notes and guarantees comply with the law and the requirements of any court of governmental entity, and that they will not result in a default by the Company or a Guarantor of any agreement. Please have counsel remove these items, as they assume facts that should be ascertainable by counsel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Jeffrey A. Stein, Esq. (*via e-mail*)
        Wilmer Cutler Pickering Hale & Dorr LLP